Seacoast Banking Corporation of Florida
Exhibit 3.1 to
8-K dated December 3, 2009

ARTICLES OF AMENDMENT

TO THE

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

SEACOAST BANKING CORPORATION OF FLORIDA

SEACOAST BANKING CORPORATION OF FLORIDA, a corporation organized and existing under the laws of the State of Florida (the “Corporation”), in accordance with the provisions of Section 607.1006 of the Florida Business Corporation Act (the “FBCA”) thereof, hereby certifies:

I.

The name of the corporation is “Seacoast Banking Corporation of Florida.”

II.

Article IV, Section 4.01 of the Corporation’s Amended and Restated Articles of Incorporation has been amended to read in its entirety as follows:

4.01 General. The total number of shares of all classes of capital stock (“Shares”) which the Corporation shall have the authority to issue is 134,000,000 consisting of the following classes:

(1)	130,000,000 Shares of common stock, $.10 par value per share (“Common Stock”); and

(2)	4,000,000 Shares of preferred stock, $.10 par value per share (“Preferred Stock”).

III.

The only voting group entitled to vote on the amendments contained in these Articles of Amendment was the holders of shares of Corporation’s common stock. These Articles of Amendment were duly adopted by the shareholders on December 3, 2009 at the Corporation’s adjourned annual meeting of shareholders. The number of vote cast for the amendments above by the shareholders was sufficient for their approval.

[Signatures on the following page]

IN WITNESS WHEREOF, Seacoast Banking Corporation of Florida has caused this Articles of Amendment to be signed by Dennis S. Hudson, III, its Chairman and Chief Executive Officer, this 3rd day of December, 2009.

SEACOAST BANKING CORPORATION OF FLORIDA

By: /s/ Dennis S. Hudson, III
Name: Dennis S. Hudson, III
Title: Chairman and Chief Executive Officer